                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                 Schedule 13G

                 Under the Securities and Exchange Act of 1934



                              (Amendment No. ___ )


                                 CONNECT, INC.
                               (Name of Issuer)

                         Common Stock, $.001 par value
                        (Title of Class of Securities)


                                   207528100
                                (CUSIP NUMBER)


1)          Name of Reporting Person     Muller Family Trust
            SS or IRS Identification     548765145
            Nos. of Above Person

2)          Check the Appropriate Box           (a) X
            of A Member of  Group
            (See Instructions)                  (b)

3)          SEC Use Only

4)          Citizenship or Place of      California
            Organization

            Number of                    (5)   Sole Voting Power      281,765
            Shares
            Beneficially Owned           (6)   Shared Voting Power
            by Each Reporting
            Person With                  (7)   Sole Dispositive       281,765
                                               Power

                                         (8)   Shared Dispositive
                                               Power

9)          Aggregate Amount             281,765
            Beneficially Owned by
            Each Reporting Person

10)         Check if the Aggregate
            Amount in Row (9)
            Excludes Certain Shares
            (See Instructions)

11)         Percent of Class
            Represented
            By Amount in Row 9           1.51%, based on 18,622,858 total shares
                                         outstanding as of January 23, 1997

12)         Type of Reporting
            Person (See Instructions)    OO

1)          Name of Reporting Person     Muller Children's Trust
            SS or IRS Identification     956788033
            Nos. of Above Person

2)          Check the Appropriate Box           (a) X
            of A Member of  Group
            (See Instructions)                  (b)

3)          SEC Use Only

4)          Citizenship or Place of      California
            Organization

            Number of                    (5)   Sole Voting Power      83,341
            Shares
            Beneficially Owned           (6)   Shared Voting Power
            by Each Reporting
            Person With                  (7)   Sole Dispositive       83,341
                                               Power

                                         (8)   Shared Dispositive
                                               Power

9)          Aggregate Amount             83,341
            Beneficially Owned by
            Each Reporting Person

10)         Check if the Aggregate
            Amount in Row (9)
            Excludes Certain Shares
            (See Instructions)

11)         Percent of Class
            Represented
            By Amount in Row 9           0.45%, based on 18,622,858 total shares
                                         outstanding as of January 23, 1997

12)         Type of Reporting
            Person (See Instructions)    OO

1)          Name of Reporting Person     Muller Family Partners, L.P.
            SS or IRS Identification     943245836
            Nos. of Above Person

2)          Check the Appropriate Box           (a) X
            of A Member of  Group
            (See Instructions)                  (b)

3)          SEC Use Only

4)          Citizenship or Place of      California
            Organization

            Number of                    (5)   Sole Voting Power      406,100
            Shares
            Beneficially Owned           (6)   Shared Voting Power
            by Each Reporting
            Person With                  (7)   Sole Dispositive       406,100
                                               Power

                                         (8)   Shared Dispositive
                                               Power

9)          Aggregate Amount             406,100
            Beneficially Owned by
            Each Reporting Person

10)         Check if the Aggregate
            Amount in Row (9)
            Excludes Certain Shares
            (See Instructions)

11)         Percent of Class
            Represented
            By Amount in Row 9           2.18%, based on 18,622,858 total shares
                                         outstanding as of January 23, 1997

12)         Type of Reporting
            Person (See Instructions)    PN

Item 1(a)   Name of Issuer.

            CONNECT,Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices.

            515 Ellis Street
            Mountain View, CA  94043

Item 2(a)   Name of Person Filing.

            Muller Family Trust
            Muller Children's Trust
            Muller Family Partners, L.P.

Item 2(b)   Address of Principal Business Office.

            140 Eleanor Drive, Woodside, CA  94062

Item 2(c)   Citizenship.

            California

Item 2(d)   Title of Class of Securities.

            Common Stock, $.001 par value

Item 2(e)   CUSIP Number.

            207528100

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a) __ Broker Dealer registered under Section 15 of the Act
            (b) __ Bank as defined in Section 3(a)(6) of the Act
            (b) __ Insurance Company as defined in Section 3(a)(19)
                   of the Act
            (c) __ Investment Company registered under Section 8 of the
                   Investment Company Act
            (d) __ Investment Adviser registered under Section 203 of
                   the Investment Advisers Act of 1940
            (e) __ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                   see (S)240.13d-1(b)(1)(ii)(F)
            (f) __ Parent Holding Company, in accordance with
                   (S)240.13d-1(b)(ii)(G) (Note: See Item 7)
            (g) __ Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership

(a)         Amount Beneficially Owned   Muller Family Trust            281,765
                                        Muller Children's Trust         83,341
                                        Muller Family Partners, L.P.   406,100

(b)         Percent of Class            Muller Family Trust               1.51%
                                        Muller Children's Trust           0.45%
                                        Muller Family Partners, L.P.      2.18%
            (*based on 18,622,858 total shares outstanding as of January 23, 1997)

(c)         Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote

                  Muller Family Trust               281,765
                  Muller Children's Trust            83,341
                  Muller Family Partners, L.P.      406,100

            (ii)  shared power to vote or to direct vote

            (iii) sole power to dispose or to direct disposition of

                  Muller Family Trust               281,765
                  Muller Children's Trust            83,341
                  Muller Family Partners, L.P.      406,100

            (iv)  shared power to dispose or to direct disposition of

Item  5.    Ownership of Five Percent or Less of a Class.

                  X

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

                  not applicable

Item 8.     Identification and Classification of Members of the Group.

            Muller Family Trust (OO), Muller Children's Trust (OO), Muller Family Partners, L.P. (PN)

Item 9.     Notice of Dissolution of the Group.

                  not applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

            After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 4, 1997
----------------------
Date


MULLER FAMILY TRUST

/s/ Michael Muller
------------------------
Michael Muller, Trustee


MULLER CHILDREN'S TRUST

/s/ Michael Muller
------------------------
Michael Muller, Trustee


MULLER FAMILY PARTNERS, L.P.

/s/ Michael Muller
------------------------
Michael Muller,
General Partner